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@UPPER.HEALTH

upper.health
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upper.health Bet on people, not things 💯

If you want to make the surest bet you'll ever make, just let us know you're interested. With our leadership's approval & agreement, you can either invest $1,000 or more on our public crowdfund campaign, or you can invest $25k+ privately and directly.

Upper is full of people who are still working for free... Why? Because none of us came here for the money 🌎💫 — we just also happen to know how to earn it.

So, are you in, or are you out? Don't miss your chance 70 years from now on one woman and a team who simply never gave up 🚂 DM us or @saraauld

5w

Liked by **lapkennedy** and **others**

March 21

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